

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2010

**<u>Via U.S. Mail and Fax</u>**

Thomas R. Kloster, Chief Financial Officer
Primus Telecommunications Group, Incorporated
7901 Jones Branch Drive, Suite 900,
McLean, VA 22102

   **RE:** **Primus Telecommunications Group, Incorporated**
      **Form 10-K for the year ended December 31, 2008**
      **Form 10-Q for the period ended September 30, 2009**
      **File No. 0-29092**

Dear Mr. Kloster:

   We have completed our review of the above filings and do not, at this time, have any further comments.

          Sincerely,


          Larry Spirgel
          Assistant Director